UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2017

Commission File Number 001-33042

ROSETTA GENOMICS LTD.

(Translation of registrant’s name into English)

10 Plaut Street, Science Park

Rehovot 76706, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-For Form 40-F:

Form 20-F  ☒          Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):          ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):          ☐

Rosetta Genomics Ltd.

The unaudited condensed interim consolidated financial statements of Rosetta Genomics Ltd. (the “Company”) and its subsidiaries as of and for the six months ended June 30, 2017 are filed as Exhibit 99.1 to this Form 6-K and incorporated by reference herein. A copy of the press release issued by the Company on October 10, 2017 is filed as Exhibit 99.2 to this Form 6-K and incorporated by reference herein.

The information contained in this Report (including the exhibits hereto) is hereby incorporated by reference into the Company’s Registration Statements on Form F-3, File Nos. 333-163063, 333-171203, 333-172655, 333-177670, 333-185338, 333-207697 and 333-210366.

Exhibits

Exhibit Number	Description of Exhibit
99.1	Unaudited Condensed Interim Consolidated Financial Statements as of and for the six months ended June 30, 2017.
99.2	Press Release dated October 10, 2017.
101	The following materials from Exhibit 99.1 to this Report on Form 6-K formatted in XBRL (eXtensible Business Reporting Language): (i) the Condensed Interim Consolidated Balance Sheets, (ii) the Condensed Interim Consolidated Statements of Loss, (iii) the Condensed Interim Consolidated Statements of Changes in Shareholders' Equity, (iv) the Condensed Interim Consolidated Statements of Cash Flows, and (v) Notes to Condensed Interim Consolidated Financial Statements.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ROSETTA GENOMICS LTD.

Date: October 10, 2017	By:	/s/ Kenneth Berlin
Kenneth Berlin Chief Executive Officer and President